AmBase Corporation
100 Putnam Green, Third Floor
Greenwich, Connecticut  06830

January 17, 2014

Via Edgar Filing	Via Edgar Filing
Ms. Kristina Aberg	Mr. Coy Garrison
Attorney-Advisor	Staff Attorney
US Securities and Exchange Commission	US Securities and Exchange Commission
Division of Corporate Finance	Division of Corporate Finance
100 F Street, NE	100 F Street, NE
Washington, DC 20549	Washington, DC 20549

Re:	Staff Comment letter dated December 16, 2013
AmBase Corporation
Form 10-Q for the quarterly period ended June 30, 2013
Filed August 13, 2013
File No. 001-07265

Dear Ms. Aberg/Mr. Garrison:

Set forth below are AmBase Corporation's (the "Company") responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 16, 2013 (received Monday, December 16, 2013).

We have carefully reviewed your letter and the Staff's comments internally and with Seyfarth Shaw LLP, the Company's outside corporate legal counsel.

For convenience of reference, all of the Staff comments are provided below, followed by the accompanying responses.  References in the responses are to be the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2013 (the "Form 10-Q"), filed with the Commission via EDGAR on August 13, 2013.

1.	Staff Comment – Item 6. Exhibits

"We note that you did not file the exhibits and schedules to the joint venture agreement filed as Exhibit 10.1.  Additionally, we note that, although you filed Schedule 4 to the loan agreement filed as Exhibit 10.2, you did not file the other schedules, nor the exhibit to the loan agreement.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments.  Please amend you filing to include the omitted schedules and exhibits, or advise us why you believe that the schedules and exhibits are not required to be filed."

Response:

With regard to the Staff's comment regarding filing the exhibits and schedules to the Joint Venture Agreement previously filed as Exhibit 10.1, and filing other schedules and exhibits to the Loan Agreement previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, the Company will amend the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.  As part of this amendment, the Company will include Item 6.  Exhibits 10.1 - 111 West 57th Partners LLC Limited Liability Company Agreement, dated as of June 28, 2013, and 10.2 - Loan Agreement, dated as of June 28, 2013 among 111 West 57th LH LLC and 111 West 57th FE LLC collectively, as Borrower and Annaly CRE LLC as Lender including all the exhibits and schedules for the two documents noted above.  Additionally, the Company will include the Company Officer's certifications on Exhibits 31 and Exhibits 32.  Please note based on the Company's initial review, together with consultation with the Company's outside professionals, it was determined that the exhibits and schedules previously excluded were not material to the document(s) as a whole.  However, as indicated above, the Company will amend its Form 10-Q filing to include the two exhibits indicated herein, along with all exhibits and schedules thereto.  As a result, an electronic filing of the Form 10-Q/A – Amendment No. 1 for the quarterly period ended June 30, 2013, is being filed with the Commission.

Additionally, the Staff Comment is noted and in future filings the Company will be sure to include exhibits and schedules for Exhibits as applicable with its filing(s).

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It should be noted, as part of our filing process with the Commission, Marcum LLP and Seyfarth Shaw LLP regularly review the Company's Commission filings.

If necessary, we would be pleased to discuss these matters in further detail, at your convenience.  Should you have any further questions or comments, please contact us to arrange a mutually convenient time.  If necessary, we would also welcome the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.

We can be contacted as follows:

Mr. Richard A. Bianco	Mr. John Ferrara
Chairman, President and Chief Executive Officer	Vice President and Chief Financial Officer
AmBase Corporation	AmBase Corporation
100 Putnam Green, 3rd Floor	100 Putnam Green, 3rd Floor
Greenwich, CT 06830	Greenwich, CT 06830
Telephone: (203) 532-2010	Telephone: (203) 532-2054
Fax: (203) 532-1115	Fax: (203) 532-1115

Thank you.

Sincerely,

Mr. Richard A. Bianco	Mr. John Ferrara
Chairman, President and Chief Executive Officer	Vice President and Chief Financial Officer
AmBase Corporation	AmBase Corporation